Filed by NewHold Investment Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and

Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-39417

Subject Company: Evolv Technologies, Inc.

Evolv to IPO as an Independent Public Human Security Company

All of us have been overwhelmed at least once in our lives by deep, paralyzing fear. Growing up amidst daily violence in Karachi, Pakistan, I knew fear from a young age. So I was shocked eight years ago, when I felt a different kind of terror in the aftermath of the Sandy Hook Elementary school shootings. I thought not of myself, but of my two young children. How could I possibly protect them in a world where such evil existed? I promised to do what I could, making a father’s pledge—for my family and for others—and worked as a founding investor in 2013 with Anil Chitkara and Mike Ellenbogen to build Evolv, a ‘human security’ company with a threat mitigation technology platform. Bill Gates and General Catalyst joined Lux Capital in Evolv’s Series A round of financing.

Mile Ellenbogen (left), Bilal Zuberi, Anil Chitkara.

I’m proud to have kept my promise and even more gratified that Evolv has reached this pivotal moment in its story. Today Evolv is announcing its plans to become a public company through a SPAC merger with NewHold Investment Corp (NASDAQ: NHIC). The combined company is expected to have up to $470 million as part of the transaction, which will help Evolv expand its markets and continue to protect communities. The PIPE transaction includes investments from Motorola Solutions, Magnetar Capital, UBS O’Connor, Senator Investment Group, and Eldridge. Other investors in Evolv include DCVC, Stanley Ventures, Sinewave and Finback. But it’s not just institutional investors committed to furthering Evolv’s mission. The company is also proud to include investments from world renowned athletes Peyton Manning, Andre Agassi, and Steffi Graf, as well as forward-thinking team owners and executives like Tony Ressler (Atlanta Hawks), Mark Attanasio (Milwaukee Brewers), Joe Torre (former NY Yankees and LA Dodgers manager), and Theo Epstein (former Boston Red Sox and Chicago Cubs General Manager) who all want America to re-open, and re-open safely.

As an investor, entrepreneur, and scientist, I am predisposed to believing that even the most seemingly intractable problems have a solution. I wouldn’t have invested in and supported Evolv if I weren’t an optimist, and I know we will help make the world a little better, a little safer. But life has also taught me that tragedy—whether because of a mutated virus or a lost, ill mind—will not be a problem solved definitively. But that does not mean we should ever stop trying to make people’s everyday life better.

Security at the speed of life

At Evolv, we stand out with our humanity. We save lives. We help people feel safe in their everyday lives—whether it’s at work, at stores, in stadiums, concert halls, casinos, theme parks, or in schools. At Evolv, we will always strive to make life better. I believe that we can help people feel safer and be more secure, while still moving at the pace of life. We will always try to ensure we think ahead, strip out biases, protect privacy, and respect human dignity. When people feel respected and safe, they have a greater chance of reaching their full potential.

Lux will always search for entrepreneurs and companies that are changing the world and making the impossible seem inevitable. For those who have been taken from us or who have been changed by loss, we cannot alter the past. But we dishonor those who have suffered if we do not always strive to do more to protect others from harm and loss. I am honored to have been part of the journey to date, and I look forward to continuing the mission of enabling better personal security in an open, free society.

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Bilal Zuberi | Lux Capital

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between NewHold Investment Corp. (“NewHold”) and Evolv Technologies, Inc. (“Evolv”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of NewHold’s securities, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of March 5, 2021 (the “Merger Agreement”), by and among NewHold, Evolv and NHIC Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of NewHold, by the stockholders of NewHold, the satisfaction of the minimum trust account amount following redemptions by NewHold’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Evolv Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Evolv and potential difficulties in Evolv employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Evolv or against NewHold related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of NewHold’s securities on a national securities exchange, (xi) the price of NewHold’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which NewHold plans to operate or Evolv operates, variations in operating performance across competitors, changes in laws and regulations affecting NewHold’s or Evolv’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in Evolv’s highly competitive industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NewHold’s registration on Form S-1 (File No. 333-239822), the registration statement on Form S-4 discussed above and other documents filed by NewHold from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law NewHold and Evolv assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither NewHold nor Evolv gives any assurance that either NewHold or Evolv or the combined company will achieve its expectations.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond NewHold’s and Evolv’s control. While all projections are necessarily speculative, NewHold and Evolv believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that NewHold and Evolv, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between NewHold and Evolv. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. NewHold intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of NewHold, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all NewHold stockholders. NewHold also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of NewHold are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by NewHold through the website maintained by the SEC at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from NewHold upon written request to NewHold Investment Corp., c/o NewHold Enterprises, LLC, 52 Vanderbilt Avenue, Suite 2005, New York, New York 10017, Attn: Charlie Baynes-Reid, or by calling (212) 653-0153, or by email at info@newholdllc.com.

Participants in the Solicitation

NewHold and Evolv and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NewHold’s stockholders in connection with the proposed transaction. A list of the names of the directors and executive officers of NewHold and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

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